                           LAW OFFICES OF DAN BRECHER
                           99 Park Avenue, 16th Floor
                            New York, New York 10016
                             Telephone: 212-286-0747
                             Facsimile: 212-808-4155
                        e-mail: brecherlaw@compuserve.com

                                 March 18, 2005

VIA EDGAR AND OVERNIGHT MAIL
----------------------------
Attn.:  Edward M. Kelly, Senior Counsel
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

         Re:      Media Sciences International, Inc.
                  Registration Statement on Form S-3
                  Filed January 31, 2005
                  File No. 333-122400
                  Annual Report on Form 10-KSB for the fiscal year ended June
                  30, 2004 and Subsequent Exchange Act Reports
                  File No. 1-16053

Dear Sirs and Madams:

     On behalf of Media Sciences International, Inc. (the "Company"), we hereby file Amendment No. 1 to the Company's registration statement on Form S-3 ("Form
S-3/A"). This letter and the Form S-3/A respond to the comments of the Staff of the Commission contained in the Staff's letter dated March 2, 2005.

     Three courtesy copies of clean and marked versions of the Form S-3
(excluding exhibits) are being furnished by overnight mail to the attention of
Edward M. Kelly.

     The numbered paragraphs of this letter correspond to the numbers assigned to the comments in the Staff's March 5, 2004 letter.

                                       S-3
                                       ---

1.   The Company understands that the comments on the S-3 are comments on the
     10-KSB and subsequent Exchange Act reports and vice versa.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

2.   The Form S-3/A has been revised to seek the initial registration of 600,000 shares of common stock. On March 2, 2005, in a private placement transaction with institutional investors, the Company sold and issued an aggregate of 500,000 shares to MicroCapital Fund LP and MicroCapital Fund
     Ltd. On March 2, 2005, Michael W. Levin, a principal of the Company, also sold 100,000 shares to MicroCapital Fund Ltd. These 600,000 shares were not previously covered by the Company's prior registration statements.
     Accordingly, the Company believes that the use of the Form S-3 would be appropriate.

     The other shares included in the Form S-3/A are carried forward from the
     Company's earlier registration statements.

     The Form S-3/A has also been revised to remove 565,000 shares underlying unexercised stock warrants that expired on March 9, 2005, to change listing of 221,500 warrants which were exercised in March 2005 to 221,500 shares, and to update and correct the shareholdings of selling stockholders.

     These changes result in 5,652,109 shares being sought for registration, rather than 5,705,345 shares.

3.   The Company is attempting to deregister 2,035,002 shares from Registration
     Statement No. 333-112340. These shares underlie stock options and warrants that expired unexercised. No shares are being deregistered from
     Registration Statement No. 333-117779.

4.   The Company understands that no determination is being made whether the disclosure, including, for example, cautionary language or the disclosure's placement, satisfies the sections' requirements if the registration statement states that it:

     o    includes forward-looking statements within the meaning of section 27A of the Securities Act and section 21E of the Exchange Act;
     o    otherwise makes reference to those provisions; or
     o    makes reference to the Private Securities Litigation Reform Act of
          1995 generally.

Risk Factors
------------

5.   The introductory paragraph to the section entitled "Risk Factors" has been revised to delete the following sentence:

     "Although the factors identified below are important factors, those are not the only ones facing us."

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

Selling Stockholders
--------------------

6.   The table of the selling stockholders has been revised to set forth, for owners who are not natural persons, the natural person or persons who have voting and investment control over the securities.

7.   This section has been revised to identify any selling stockholder who is a broker-dealer or is affiliated with a broker-dealer. The following are identified as a broker-dealer or an affiliate of a broker-dealer:

     o    Berthel SBIC LLC is affiliated with Berthel, Fisher & Company
          Financial Services, Inc.
     o    Brookstreet Securities Corporation Inc.; a registered broker-dealer.
     o    Wayne Horne and Nico P. Pronk are affiliated with Noble International
          Investments, Inc., a registered broker-dealer.
     o    David L. Rosier is affiliated with Brookstreet Securities Corporation, a registered broker-dealer.

     Be advised that, other than certain securities held by Berthel SBIC LLC and
     Mr. David Rosier (as further discussed in response to Item 8 below), these selling stockholders acquired their securities as compensation for placement agent services for a private placement offering that concluded in
     March 2000. Accordingly, they are not identified as underwriters.

8.   This section has been revised to identify any selling stockholder who is a broker-dealer or is affiliated with a broker-dealer.

     Other than the securities acquired as compensation for placement agent activities (please also refer to response to Item 7 above), two selling stockholders, Berthel SBIC LLC and Mr. David Rosier, purchased their securities in the Company's private placement offering that concluded in
     March 2000. They purchased the securities in the ordinary course of business and had no agreements or understandings, directly or indirectly, with any person to distribute the securities at the time of the purchase.
     Accordingly, they are not identified as underwriters, and the section has been revised to include the disclosure stated immediately above.

9.   Footnote (b) has been revised to state that the Company will file a prospectus supplement to name successors to any named selling stockholders who are able to use the prospectus to resell the securities.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

10.  Footnotes that appeared previously as footnotes (9) and (10) were erroneously set forth and have been removed.

Incorporation of Certain Information by Reference
-------------------------------------------------

11.  This section has been revised to include the Company's reporting number under the Exchange Act.

     This section has been updated to incorporate the Company's quarterly report on Form 10-SB for the period ended December 31, 2004 filed on February 14,
     2005.

     This section has also been updated to incorporate the Company's current report on Form 8-K filed on March 4, 2005 and the current report on Form
     8-K/A filed on March 14, 2005.

12.  See response to Item 11 above. This section has been updated to incorporate the Company's quarterly report on Form 10-SB for the period ended December
     31, 2004 filed on February 14, 2005.

Where You Can Find More Information
-----------------------------------

13.  The first paragraph of the section entitled "Where You Can Find More
     Information" has been revised to delete the following statement:

     "The statements in this prospectus are qualified in their entirety by reference to the contents of any agreement or other document incorporated in this prospectus by reference."

Exhibit 5.1
-----------

14.  The opinion letter has been revised to clarify that with respect to outstanding shares, that such shares "are" legally issued, and with respect to shares underlying options and warrants, that such shares "will be"
     legally issued. The opinion letter has been further revised with respect to the "to be filed" language, as the registration statement has been filed.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

                                     10-KSB
                                     ------

Item 1. Business
----------------

15.  In future filings, the Company will elaborate more specifically upon the competitive conditions that exist in the Company's industry and the
     Company's competitive position within the industry.

16.  In future filings, the Company will disclose the names of the Company's principal suppliers, if material.

17.  In future filings, the Company will state the duration of any material patent.

Item 6.  Management's Discussion and Analysis of Financial Condition and
------------------------------------------------------------------------
Results of Operations
---------------------

18.  In future annual and quarterly filings, the Company will in its MD&A section disclose and discuss:

     o    the reasons for increases and decreases in net sales, including the quantified impact of changes in price and volume; and
     o    the apparent negative trends in gross profit margins and operating income, including any actions being taken to address the negative trends and any expectations about the continuation of these trends.

19.  The Company made a determination that a tax valuation allowance was not a critical accounting policy. Based upon the Company's projections at the time, the Company believed that it would use its available net operating loss carryforwards of $2,500,000 over the year. Accordingly, the deferred tax asset related to the net operating loss carryforward was classified as a current asset, and no valuation was considered necessary.

     As of June 30, 2004, the Company was required to produce taxable income of
     $2,500,000 to utilize fully its deferred tax assets.

     Based on the Company's results for the six months ended December 31, 2004, and the Company's projections of future taxable income, the Company may reclassify some of the deferred tax asset as non-current. The Company expects to utilize the full net operating loss carryforward prior to expiration.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

     In future filings, the Company will consider revising the MD &A to include the valuation allowance as a critical accounting policy.

     In future filings, the Company will disclose the amount of taxable income that it is required to produce to utilize fully its deferred tax assets.

Item 7.  Financial Statements
-----------------------------
Note 1.  Nature of the Business and Summary of Significant Accounting Policies
------------------------------------------------------------------------------

Revenue Recognition
-------------------

20.  The Company generates two classes of deferred revenue, which revenue is recognized over different periods of time.

     The first class of deferred revenue results from the sale of service contracts, by the Company's Cadapult division, which are typically one year in duration. The contracts are hardware and software technical support and service agreements under which Cadapult is obligated to provide technical support and services for the duration of the contract.

     The second class of deferred revenue results from the Company's Media
     Sciences division's current INKlusive program under which Media Sciences receives payment, in advance, for 24 monthly shipments of ink. Customer contracts under the program are typically two years in duration.

     At June 30, 2004, all of the Company's deferred revenue was the result of
     Cadapult service contracts. At December 31, 2004, deferred revenue resulting from Cadapult service contracts was $114,257 and deferred revenue resulting from Media Sciences' INKlusive program was $397,754.

     For the year ending June 30, 2004, approximately 5.3% of sales were attributable to services and the balance was attributable to products.
     Gross margins for services were approximately 61%, and gross margins for products were approximately 47%. For the six months ending December 31,
     2004, approximately 3.5% of sales were attributable to services and the balance was attributable to products. Gross margins for services were approximately 56%, and gross margins for products were approximately 48%.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

     In future filings, the Company will disclose and discuss, to the extent the gross profit margins vary, changes in sales of products and sales of services and the impact of those changes on gross profit margins and operating income.

Note 3.  Property and Equipment
-------------------------------

21.  The equipment located at customer locations resulted from the Company's
     Cadapult division's No-Cap Color Program. Under this program, a customer committed to 24 months of a fixed amount of supplies purchases from the
     Company. In exchange, Cadapult provided the customer with a printer to use at no additional charge. The agreement with a customer stated that the printer was the property of the Company at all times. At the end of the 24 months, the printer was returned to the Company, or the program continued
     on a month to month basis. Revenue was recognized as the supplies were shipped on a monthly basis. No upfront revenue was ever recognized related to the shipment of the printers. The depreciation of the printer, which matches the agreement term of 24 months, was recognized as a cost of goods sold. At June 30, 2004, the full value of the equipment at customer locations of $951,109 was fully depreciated.

Note 5.  Debt
-------------

22.  In future filings, the Company will disclose the weighted average interest rate on the revolving line of credit as of each balance sheet date presented.

Note 10.  Warranty Expenses
---------------------------

23.  The Company does not believe that an additional material loss associated with the recall is "reasonably possible" as defined in SFAS 5 as the rate of claims associated with the recall was rapidly diminishing. Based on management's estimates, it is believed that the warranty costs associated with the recall were approximately $3,500,000, $1,000,000 and $500,000 for the years ending June 30, 2002, 2003 and 2004, respectively.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

24.  The amount of the warranties accrued during the year ended June 30, 2004 is net of the $500,000 insurance settlement, and was not recorded separately in the roll-forward.

     Warranty Expenses :

         FYE 6/30/2002
                  Warranty expenses incurred                  $3,932,723
                  Insurance settlement                         1,000,000
                                                              ----------
                  Net recall expenses                         $2,932,723

         FYE 6/30/2003
                  Warranty expenses incurred                  $1,579,263
                  Insurance settlement                                 0
                                                              ----------
                  Net recall expenses                         $1,579,263

         FYE 6/30/2004
                  Warranty expenses incurred                  $1,818,657
                  Insurance settlement                           500,000
                                                              ----------
                  Net recall expenses                         $1,318,657

     The total amount of expenses reimbursed by the Company's insurers is
     $1,500,000. The exact amount of warranty expenses associated with the recall, has not been broken out from general warranty claims, but is estimated to be approximately $5,000,000 before the $1,500,000 in insurance reimbursements.

     The insurance settlement was not recorded separately in the Company's statement of operations as it was considered a contra-warranty expense.

Item 8A.  Controls and Procedures
---------------------------------

25.  In future annual and quarterly filings, the discussion on Controls and
     Procedures will be revised to clarify, if true, that the Company's officers concluded that the Company's disclosure and controls are also effective to ensure that information required to be disclosed in reports that it files or submits under the Exchange Act is accumulated and communication to management, including, it's chief executive officer and principal financial officer, to allow timely decisions about required disclosure.
     Alternatively, the discussion will be revised to conclude that the
     Company's disclosure controls and procedures are effective without defining disclosure controls and procedures.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

Item 9.  Directors, Executive Officers, Promoters and Control Persons;
----------------------------------------------------------------------
Compliance with Section 16(a) of the Exchange Act
-------------------------------------------------

26.  In future filings, Mr. Alan Bazaar's biographical information will be updated to clarify his business experience during the past five years. Be advised that Mr. Bazaar joined Richard L. Scott Investments, LLC in 1999 and has been Vice President and Portfolio Manager at Richard L. Scott
     Investments, LLC from 2000 to the present.

             8-K dated September 30, 2004 and filed October 4, 2004
             ------------------------------------------------------

Exhibit 10
----------

27.  On March 14, 2005, the Company filed an amendment to the Form 8-K (the
     "Form 8-K/A"). The Form 8-K/A includes as Exhibit 10 the lease agreement with the four exhibits (Exhibits A, B, C and D) referenced in the lease agreement.

                            December 31, 2004 10-QSB
                            ------------------------

Management's Discussion and Analysis of Financial Condition and Results of
--------------------------------------------------------------------------
Operations
----------

28.  Accounts receivable for the three months ended December 31, 2004 increased significantly due to the timing of sales during that period. Specifically, several large product orders were shipped in the latter half of the quarter. Warranty expenses were essentially unchanged as the reliability of the Company's products has increased markedly over the last 18 months. The
     Company's warranty accrual is formula-based and derived from the greater of the prior three months of warranty claims, or the average quarterly claims from the prior 12 months.

     The Company will revise its MD&A in future filings to explain such matters.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

29.  At December 31, 2004, the Company believed that the unusually high level of receivables, as outlined above in response to Item 28, would be collected and contribute in a significant and positive way to operating cash flow. In addition, at the time of filing of the December 31, 2004 10QSB, the Company was in preliminary discussions with a private investor for equity financing as disclosed in the filing. The Company anticipated that the equity financing would occur. Additionally, the Company had been notified by certain warrant holders of their intent to exercise warrants that were due to expire in March 2005. Each of the above has come to be. The Company believed that it would have sufficient cash flow from operations to satisfy its foreseeable operating needs, even with no additional availability under its line of credit. Additionally, with the potential proceeds from the sale of securities described above, the Company believed that such funds would provide additional working capital should the Company seek to more aggressively promote its products.

     The Company will revise its MD&A in future filings to provide a more comprehensive discussion of its liquidity.

     The Company is subject to the two following debt covenants :

          (a)  The Company will maintain as of the end of each fiscal quarter a ratio of Funded Debt to EBITDA of not more than 2.50 to 1.00, measured on a rolling four quarter basis commencing with quarter ending 6/30/05. (For quarters ending 12/31/04 and 3/31/05, it will be measured on fiscal year to date basis with EBITDA
               annualized).

          (b)  The Company will maintain as of the end of each fiscal quarter a ratio of Cash Flow to Cash Uses of not less than 1.0 (measured on a rolling four quarter basis).

     The Company has been in compliance with the above covenants at all measurement dates.

     The Company will revise its MD&A in future filings to provide a more comprehensive discussion of its debt covenants and the Company's status of compliance.

LAW OFFICES OF DAN BRECHER
Securities and Exchange Commission
March 18, 2005

                                  Other Matters
                                  -------------

     The Company has included in the Form S-3/A a new section entitled "Certain
Recent Developments." The purpose of this section is to discuss certain events that were not set forth in a Current Report on Form 8-K.

     This section also includes a discussion of a vacant officer position due to the recent departure of our former Vice President of Sales. The departure of Mr.
Yates, effective as of March 11, 2005, was reported in the Company's Current
Report on Form 8-K filed on March 4, 2005. Be advised that the Company does not believe that the departure of Mr. Yates or the present vacancy of his former position presents a material risk to our operations. The Company has commenced a search for candidates for the position. The Company has included a similar discussion of the foregoing in the Form S-3/A under the section entitled
"Certain Recent Developments."

     If you require additional documents or information, or have any questions, please let me know.

                                             Very truly yours,

                                             /s/ Dan Brecher
                                             Dan Brecher
DB:saf
Enclosures